Scythian Biosciences Corp. Announces Strategic Partnership for Cannabis in Brazil with one of the Founders of the Country’s Pharma Industry

Company Strategically Positioned to Lead the Future of Cannabis for Medicinal Purposes for Brazil’s More Than 200 Million Population

TORONTO, July 23, 2018 (GLOBE NEWSWIRE) — Scythian Biosciences Corp. (to be renamed Sol Global Investments Corp.) (the “Company” or “Scythian”) (TSX-V:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is thrilled to announce its Brazilian partnership with Green Farma Brasil of Sao Paulo. The partnership will be managed by Brazilian Pharmaceutical veteran, Adalmiro Dellape Baptista Junior (“Adalmiro”), the son of Aché Pharmaceutical Laboratories (“Group Aché”) founder, Brazil’s third largest pharmaceutical companies. Adalmiro has devoted more than 30 years of his life to the pharmaceutical industry and has experience in all areas of the Brazilian market.

Scythian has signed a binding letter of intent (“LOI”) to acquire 15% of Brazil Investments Inc. (“Brazil Investments”) pursuant to the terms of a definitive agreement to be negotiated between the parties (the “Acquisition”). The Acquisition will result in Scythian becoming the 15% shareholder of Brazil Investments, a company that is expected to finalize the purchase of 100% of the issued and outstanding shares of Green Farma Brasil (“Green Farma”) prior to the completion of the Acquisition. The Acquisition is conditional upon a number of closing conditions.

In accordance with the terms of the LOI, Scythian will acquire:

●	15% of the issued and outstanding shares of Brazil Investments;
●	drag along rights, at Scythian’s sole discretion, such that Scythian may sell up to 50.1% of the shares of Brazil at a pre-agreed valuation, under which all shareholders of Brazil Investments shall sell a pro-rata portion of their shares to fulfil the 50.1% requirement; and
●	a right of first refusal to acquire the remaining 49.9% of Brazil Investments.

In exchange for the Acquisition, Scythian shall pay $2,400,000 to be satisfied by the issuance of common shares of Scythian. The shares shall be issued at a price equal to the volume weighted average price of the shares of Scythian for the 20 trading days immediately prior to the first business day before the closing date. In accordance with the terms of the LOI, Scythian and Brazil Investments will negotiate and enter into a binding definitive agreement governing the Acquisition.

As noted in the press release on July 17, 2018, Scythian will also grant Aphria a right to purchase from Scythian, in one or more separate tranches, up to 90% of the issued and outstanding common shares of Brazil Investments at terms to be agreed upon.

The Acquisition is subject to regulatory approval by the TSX Venture Exchange (“TSXV”).

About Adalmiro Dellape Baptista Junior and Group Aché

Group Aché has been operating in the Brazilian pharmaceutical industry for 50 years. Group Aché has three main industrial complexes: in Guarulhos, São Paulo and Londrina, and has a 50% interest in Melcon Indústria Farmacêutica in Anápolis. Group Aché also owns a 25% interest in Bionovis Brasil, a Brazilian joint venture dedicated to the research and development of biotechnological medicines, with three other national pharmaceutical companies. In recent years, Group Aché has focused on expansion to international markets where they have finalized export agreements to countries in the Americas, Africa and Asia.

With innovation as one of its strategic pillars to drive future growth and fulfil its purpose of “improving life” Adalmiro founded Arbros, in 2010, to distribute Brazilian manufactured pharma products and import globally advanced medicines not yet available within Brazil.

Most recently, Adalmiro added the advancement of research development and innovative medicine to its business model leading the company to focus on becoming Brazil’s leader in all areas of the cannabis sector, in anticipation of Brazil implementing medicinal cannabis regulations. Through Green Farma’s partnership with Scythian, it is strategically positioned to become an industry leader in the future cannabis market while focusing on providing top quality to the over 200M people in Brazil.

About Scythian Biosciences Corp.

Scythian is an international cannabis company with a focus on the world’s leading markets outside of Canada. Its fast tracked growth has come through a number of strategic investments and regional partnerships in cultivation, distribution and branded products across Europe, United States, South America and the Caribbean. These significant endeavors complement the company’s R&D partnerships with some of the world’s leading universities. It is this comprehensive approach that is positioning Scythian as a future global frontrunner in the medical cannabis industry.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Company’s proposed acquisition of Brazil Investments, Brazil Investments acquisition of Green Pharma, Brazil announcing a final regulatory regime related to medicinal cannabis, and shares to be issued as consideration for the Acquisition and anticipated regulatory approvals.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: the risk that a regulatory approval that may be required for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the completion of the Acquisition may not be satisfied; the risk that the businesses of Brazil Investments and Green Farma are not integrated successfully; and potential future competition in the Brazil medical cannabis market.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.